2010 Main Street Suite 500 Irvine, CA 92614-7269 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com

January 10, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:

Two Roads Shared Trust (the “Trust” or “Registrant”)

(File Nos. 333-182417 and 811-22718)

Dear Ladies and Gentlemen:

On behalf of the Trust, enclosed for filing via the EDGAR system is Post-Effective Amendment No. 21 to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 24 to the Registration Statement under the Investment Company Act of 1940, as amended.  This filing is being made to add the section entitled “Performance of Comparable Accounts” to the prospectus of the Conductor Global Fund, a series of the Registrant.  This filing does not affect the currently effective prospectuses and statements of additional information for other series and classes of the Trust’s shares not included herein.

No fee is required in connection with this filing.  If you have any questions relating to this filing, please do not hesitate to contact the undersigned at 949-442-6037.

Sincerely,

/s/ Robert A. Robertson

Robert A. Robertson